January 8, 2025

Lei Wang
Chief Financial Officer
Lion Copper and Gold Corp.
750 West Pender Street
Vancouver, British Columbia
V6C 2T8

       Re: Lion Copper and Gold Corp.
           Form 10-K for the Fiscal year Ended December 31, 2023
           Filed April 1, 2024
           File No. 000-55139
Dear Lei Wang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation